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    AS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 1999


                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                          ----------------------------

                                 SCHEDULE 13E-3


                               AMENDMENT NO. 3 TO


                        RULE 13e-3 TRANSACTION STATEMENT
     (PURSUANT TO SECTION 13(E) OF THE SECURITIES AND EXCHANGE ACT OF 1934)


                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

                              (NAME OF THE ISSUER)

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.
              FALCON CABLEVISION, A CALIFORNIA LIMITED PARTNERSHIP
               FALCON TELECABLE, A CALIFORNIA LIMITED PARTNERSHIP
                       ENSTAR COMMUNICATIONS CORPORATION
                           FALCON HOLDING GROUP, L.P.
                      (NAME OF PERSON(S) FILING STATEMENT)

                      UNITS OF LIMITED PARTNERSHIP INTEREST

                         (TITLE OF CLASS OF SECURITIES)

                                      NONE

                      (CUSIP NUMBER OF CLASS OF SECURITIES)

       STANLEY S. ITSKOWITCH, ESQ.                   JAMES P. BEAUBIEN, ESQ.
       FALCON HOLDING GROUP, INC.                       LATHAM & WATKINS
    10900 WILSHIRE BLVD. -15TH FLOOR           633 WEST FIFTH STREET, SUITE 4000
      LOS ANGELES, CALIFORNIA 90024               LOS ANGELES, CALIFORNIA 90071
             (310) 824-9990                              (213) 485-1234

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
   RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

         This statement is filed in connection with (check the appropriate box):

         a.  [x]     The filing of solicitation materials or an information
                     statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b.  [ ]     The filing of a registration statement under the Securities
                     Act of 1933.

         c.  [ ]     A tender offer.

         d.  [ ]     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [x]

                            CALCULATION OF FILING FEE

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TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
$10,473,200.........................................          $2,095
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

*  For purposes of calculating fee only.

Based on the aggregate cash to be received by the Issuer from the proposed sale of assets, which the Issuer believes will be $10,473,200, multiplied by 1/50th of one percent (1%).

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $2,095

Form or Registration No.:  Preliminary Proxy Statement filed on Schedule 14A

Filing Party:  Enstar Income/Growth Program Six-B, L.P.

Date filed:  November 9, 1998
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         This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule
13E-3 (this "Statement") is being filed with the Securities and Exchange Commission in connection with the proposed sale of substantially all of the assets of Enstar Income/Growth Program Six-B, L.P., a Georgia limited partnership (the "Partnership"), to Falcon Cablevision, a California limited partnership, and Falcon Telecable, a California limited partnership, each of which is an affiliate of the Partnership. A Consent Solicitation Statement on
Schedule 14A (the "Consent Solicitation Statement") relating to the proposed sale has been filed by the Partnership with the Securities and Exchange Commission contemporaneously herewith.

         The following Cross Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Consent Solicitation Statement of the information required to be included in response to the items of this Statement. The information in the Consent Solicitation Statement is hereby expressly incorporated herein by reference in answer to the items in this Statement, and the Cross Reference Sheet set forth below shows the location in the Consent Solicitation Statement of the information required to be included in response to the items of this Statement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Consent Solicitation Statement.



                              CROSS-REFERENCE SHEET

ITEM NO.         SECTION TITLE(S) IN SOLICITATION MATERIALS                                              PAGE(S)
ITEM 1           ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

(a)              COVER PAGE OF THE CONSENT SOLICITATION STATEMENT                                         1


(b)              COVER PAGE OF THE CONSENT SOLICITATION STATEMENT; VOTING SECURITIES
                 AND PRINCIPAL HOLDERS THEREOF                                                          1, 25

(c)              MARKET PRICES OF UNITS; DISTRIBUTIONS TO UNITHOLDERS                                   24, 25

(d)              QUESTIONS AND ANSWERS ABOUT THE LIQUIDATION PLAN; SPECIAL
                 FACTORS--Recommendation of the General Partner; Fairness of the
                 Liquidation Plan; DISTRIBUTIONS TO UNITHOLDERS                                         2, 9, 25

(e)              Not applicable.

(f)              Not applicable.

ITEM 2           IDENTITY AND BACKGROUND

(a)              IDENTITY AND BACKGROUND OF CERTAIN PERSONS                                                 25

                 Enstar Communications Corporation and Robert T. Graff, Jr. are the general partners of the Partnership. In 1988, Mr. Graff and certain other individuals sold Enstar Communications
                 Corporation to Cablevision (as a result of subsequent transactions, Enstar Communications Corporation is now owned by Falcon Holding Group, L.P.). Mr. Graff retired after the 1988 sale of Enstar Communications Corporation and, since that time, Mr. Graff has had no involvement in the operations or management of the Partnership and its cable systems. Mr. Graff presently does not have, and during the last five years has not had, any material occupation, position or employment. Mr. Graff is a U.S. citizen.

(b)              IDENTITY AND BACKGROUND OF CERTAIN PERSONS                                                 25

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
ITEM NO.         SECTION TITLE(S) IN SOLICITATION MATERIALS                                              PAGE(S)
(c)              IDENTITY AND BACKGROUND OF CERTAIN PERSONS                                                 25

(d)              IDENTITY AND BACKGROUND OF CERTAIN PERSONS                                                 25

(e)and(f) During the last five years, neither Enstar Six-B nor any of the persons named (or incorporated by reference to the Consent
                 Solicitation Statement) in response to Item 2(a) hereof has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(g)              IDENTITY AND BACKGROUND OF CERTAIN PERSONS                                                 25

ITEM 3           PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

(a)              SPECIAL FACTORS--Background and Reasons for the Proposed Sale,                          7, 14, 16
                 --Certain Conflicts of Interest, --The Purchase Agreement

(b)              SPECIAL FACTORS--Background and Reasons for the Proposed Sale                               7

ITEM 4           TERMS OF THE TRANSACTION

(a)              QUESTIONS AND ANSWERS ABOUT THE LIQUIDATION PLAN;
                 SPECIAL FACTORS--The Purchase Agreement, --Closing of the                                 2, 16
                 Sale, --Amendment to the Partnership Agreement, --Liquidation                           18, 21, 22

(b)              Not applicable.

ITEM 5           PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

(a)              Not applicable.

(b)              Not applicable.

(c)              Not applicable.

(d)              Not applicable.

(e)              Not applicable.

(f)              Not applicable.

(g)              Not applicable.

ITEM 6           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)              COVER PAGE OF THE CONSENT SOLICITATION STATEMENT; SPECIAL FACTORS--The
                 Purchase Agreement, --Use of Proceeds and Cash Distributions,
                --Liquidation                                                                         1, 16, 19, 22

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
ITEM NO.         SECTION TITLE(S) IN SOLICITATION MATERIALS                                              PAGE(S)
(b)              COVER PAGE OF THE CONSENT SOLICITATION; SPECIAL FACTORS--Use of
                 Proceeds and Cash Distributions                                                          1, 19

(c)              SPECIAL FACTORS--The Purchase Agreement                                                    16

(d)              Not applicable.

ITEM 7           PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

(a)              SPECIAL FACTORS--Background and Reasons for the Proposed Sale                              7

(b)              SPECIAL FACTORS--Background and Reasons for the Proposed Sale                              7

(c)              COVER PAGE OF THE CONSENT SOLICITATION STATEMENT; SPECIAL
                 FACTORS--Background and Reasons for the Proposed Sale
                 --Recommendation of the General Partners; Fairness of the
                 Liquidation Plan, --Amendment to Partnership Agreement                                  1, 7, 9,
                                                                                                            21

(d)              COVER PAGE OF THE CONSENT SOLICITATION STATEMENT;
                 SPECIAL FACTORS--Background and Reasons for the Proposed Sale
                 --Certain Conflicts of Interest, --Use of
                 Proceeds and Cash Distributions, --Federal Income Tax Consequences of                     1, 7
                 the Liquidation Plan                                                                   14, 19, 22

ITEM 8           FAIRNESS OF THE TRANSACTION

(a)              QUESTIONS AND ANSWERS ABOUT THE LIQUIDATION PLAN; SPECIAL
                 FACTORS--Recommendation of the General Partner; Fairness of the
                 Liquidation Plan, --Opinion of HPC Puckett                                              2, 9, 12

(b)              QUESTIONS AND ANSWERS ABOUT THE LIQUIDATION PLAN; SPECIAL
                 FACTORS--Recommendation of the General Partner; Fairness of the
                 Liquidation Plan, --Opinion of HPC Puckett                                              2, 9, 12

(c)              COVER PAGE OF THE CONSENT SOLICITATION STATEMENT; QUESTIONS AND
                 ANSWERS ABOUT THE LIQUIDATION PLAN; SPECIAL FACTORS--
                 Background and Reasons for the Proposed Sale, --Amendment
                 to the Partnership Agreement                                                           1, 2, 7, 21

(d)              SPECIAL FACTORS--Recommendation of the General Partners; Fairness of
                 the Liquidation Plan, --Certain Conflicts of Interest,                                    9, 14

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
ITEM NO.         SECTION TITLE(S) IN SOLICITATION MATERIALS                                              PAGE(S)
(e)              SPECIAL FACTORS--Recommendation of the General Partners; Fairness of
                 the Liquidation Plan                                                                         9

(f)              SPECIAL FACTORS--Background and Reasons for the Proposed Sale,
                 --Recommendation of the General Partner; Fairness of the
                 Liquidation Plan                                                                          7, 9

ITEM 9           REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

(a)              SPECIAL FACTORS--Opinion of HPC Puckett                                                     12

(b)              SPECIAL FACTORS--Opinion of HPC Puckett                                                     12

(c)              SPECIAL FACTORS--Opinion of HPC Puckett                                                     12

ITEM 10          INTEREST IN SECURITIES OF THE ISSUER

(a)              VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF                                             25

(b)              Not applicable.

ITEM 11          CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S
                 SECURITIES

                 Not applicable.

ITEM 12          PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE
                 TRANSACTION

(a)              VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF                                            25

(b)              COVER PAGE OF THE CONSENT SOLICITATION STATEMENT; SPECIAL
                 FACTORS--Recommendation of the General Partner; Fairness
                 of the Liquidation Plan; VOTING SECURITIES AND PRINCIPAL
                 HOLDERS THEREOF                                                                         1, 9, 25

ITEM 13          OTHER PROVISIONS OF THE TRANSACTION

(a)              COVER PAGE OF THE CONSENT SOLICITATION STATEMENT; QUESTIONS AND
                 ANSWERS ABOUT THE LIQUIDATION PLAN; SPECIAL FACTORS--No
                 Appraisal Rights                                                                        1, 2, 24

(b)              AVAILABLE INFORMATION                                                                      30

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
ITEM NO.         SECTION TITLE(S) IN SOLICITATION MATERIALS                                              PAGE(S)
(c)              Not applicable.

ITEM 14          FINANCIAL INFORMATION

(a)(1-2)         SELECTED HISTORICAL FINANCIAL DATA; Exhibit D to the Consent                               6
                 Solicitation Statement

(a)(3)           Not applicable.

(a)(4)           SELECTED HISTORICAL FINANCIAL DATA; Exhibit D to the Consent                               6
                 Solicitation Statement

(b) After the Rule 13e-3 transaction, the Issuer will have liquidated its assets and dissolved.

ITEM 15          PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

(a)              Certain executive officers of Falcon Holding may engage in solicitation activities in connection with the Rule 13e-3 transaction.

(b)              COVER PAGE OF THE CONSENT SOLICITATION STATEMENT                                           1

ITEM 16          ADDITIONAL INFORMATION

                 Not applicable.

ITEM 17          MATERIAL TO BE FILED AS EXHIBITS

(a) Credit Agreement, dated as of June 30, 1998, by and among BankBoston, N.A., The Chase Manhattan Bank, NationsBank, N.A.,
                 Toronto Dominion (Texas) Inc., Bank of America, N.T. & S.A. and other lenders signatory thereto(1)

(b)-1            Opinion of HPC Puckett & Company (attached to the Consent Solicitation Statement as Exhibit C thereto)(2)

(b)-2*           Valuation and Appraisal of the Assets of Enstar Income/Growth Program
                 Six-B, L.P. by HPC Puckett & Company

(c)              Not applicable.

(d)              LETTER TO UNITHOLDERS; NOTICE TO UNITHOLDERS;
                 CONSENT SOLICITATION STATEMENT; CONSENT CARD(2)

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
ITEM NO.         SECTION TITLE(S) IN SOLICITATION MATERIALS                                              PAGE(S)
(e)              Not applicable.

(f)              Not applicable.

------------
  *      Previously filed.

(1) Incorporated by reference to the exhibits to the Registration Statement on Form S-4 of Falcon Holding and Falcon Funding Corporation, Registration No. 333-55755.


(2)      Incorporated by reference to the Consent Solicitation
         Statement on Schedule 14A filed with the Securities and Exchange Commission by Enstar Income/Growth Program Six-B, L.P. on the date hereof.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     Dated: April 30, 1999


                                     ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.

                                     By: Enstar Communications Corporation
                                         General Partner

                                     By: MICHAEL K. MENEREY
                                         -------------------------------------
                                         Michael K. Menerey
                                         Executive Vice President, Chief
                                         Financial Officer and Secretary


                                     FALCON CABLEVISION, A CALIFORNIA
                                     LIMITED PARTNERSHIP

                                     By: Falcon Cable Communications, LLC
                                         General Partner

                                     By: MICHAEL K. MENEREY
                                         -------------------------------------
                                         Michael K. Menerey
                                         Executive Vice President, Chief
                                         Financial Officer and Secretary


                                     FALCON TELECABLE, A CALIFORNIA
                                     LIMITED PARTNERSHIP

                                     By: Falcon Cable Communications, LLC
                                         General Partner

                                     By: MICHAEL K. MENEREY
                                         -------------------------------------
                                         Michael K. Menerey
                                         Executive Vice President, Chief
                                         Financial Officer and Secretary


                                     ENSTAR COMMUNICATIONS CORPORATION

                                     By: MICHAEL K. MENEREY
                                         -------------------------------------
                                         Michael K. Menerey
                                         Executive Vice President, Chief
                                         Financial Officer and Secretary


                                     FALCON HOLDING GROUP, L.P.

                                     By: Falcon Holding Group, Inc.

                                     By: MICHAEL K. MENEREY
                                         -------------------------------------
                                         Michael K. Menerey
                                         Executive Vice President, Chief
                                         Financial Officer and Secretary





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